UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number 001-35530	Commission file number: 001-39355

BROOKFIELD RENEWABLE PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD RENEWABLE CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

The information contained in Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K is incorporated by reference into (i) Brookfield Renewable Partners L.P.’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2024 (File Nos. 333-277987, 333-277987-01, 333-277987-02, 333-277987-03, 333-277987-04 and 333-277987-05) and (ii) Brookfield Renewable Partners L.P.’s registration statement on Form F-3 (File No. 333-272962) that was declared effective by the SEC on December 20, 2024.

EXHIBIT LIST

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Description

99.1	Audited Annual Consolidated Financial Statements of Neoen SA for the years ended December 31, 2023 and 2022.

99.2	Unaudited Interim Consolidated Financial Statements of Neoen SA for the six months ended June 30, 2024.

99.3	Unaudited Pro Forma Combined Financial Statements of Brookfield Renewable Partners L.P. as of and for the year ended December 31, 2024.

99.4	Consent of Deloitte & Associés.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, Brookfield Renewable Partners Limited

Date: March 6, 2025	By:	/s/ James Bodi
Name: James Bodi
Title: President

BROOKFIELD RENEWABLE CORPORATION

Date: March 6, 2025	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Co-President, General Counsel and Corporate Secretary